Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-253057

American Express Company

1,600,000 Depositary Shares,
Each Representing a 1/1,000th Interest in a 3.550% Fixed Rate Reset

Noncumulative Preferred Share, Series D
$1,000 Liquidation Preference Per Depositary Share

Pricing Term Sheet
July 27, 2021

Issuer:	American Express Company

Securities Offered:	1,600,000 Depositary Shares, each representing a 1/1,000th interest in a 3.550% Fixed Rate Reset Noncumulative Preferred Share, Series D (the “Preferred Shares”)

Expected Ratings*:	Moody’s: Baa2 (Negative) S&P: BB+ (Stable) Fitch: BBB- (Stable)

Trade Date:	July 27, 2021

Settlement Date:	August 3, 2021 (T+5). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares on any date prior to two business days before delivery will be required, because the depositary shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Maturity:	Perpetual

Liquidation Preference:	$1,000,000 per Preferred Share (equivalent to $1,000 per depositary share)

Aggregate Liquidation Preference:	$1,600,000,000

Public Offering Price:	$1,000 per depositary share

Underwriting Discount:	$10 per depositary share

Net Proceeds to the Issuer, Before Expenses:	$1,584,000,000 ($990 per depositary share)

Dividend Rate and Payment Dates:	When, as and if declared by the board of directors of the American Express Company, or a duly authorized committee thereof, out of funds legally available for such payments, quarterly in arrears, on the 15th of March, June, September and December of each year (each, a “dividend payment date”), beginning on September 15, 2021 (short first dividend period) (i) from the date of issuance of the Preferred Shares to, but excluding, September 15, 2026 (the “First Reset Date”), at an annual rate of 3.550% on the liquidation preference amount of $1,000,000 per Preferred Share and (ii) from, and including, the First Reset Date, for each reset period, at an annual rate equal to the five-year treasury rate (as defined in the preliminary prospectus supplement dated July 27, 2021 the “preliminary prospectus supplement”) as of the most recent reset dividend determination date plus 2.854% on the liquidation preference amount of $1,000,000 per Preferred Share.

Reset Period:	The period from, and including, each reset date to, but excluding, the next succeeding reset date, except for the initial reset period, which will be the period from, and including, the First Reset Date to, but excluding, the next succeeding reset date.

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding reset date.

Reset Dividend Determination Date:	In respect of any reset period, the day falling three business days prior to the beginning of such reset period.

First Dividend Payment Date:	If declared, September 15, 2021

Redemption at Issuer’s Option:	American Express Company may, at its option, redeem the Preferred Shares, and thus redeem a proportionate number of depositary shares, (i) in whole or in part, on any dividend payment date on or after September 15, 2026 or (ii) in whole, but not in part, at any time within 90 days following a Regulatory Capital Event (as defined in the preliminary prospectus supplement), in each case at a cash redemption price equal to $1,000,000 per Preferred Share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to, but excluding, the redemption date. Neither the holders of the Preferred Shares nor the holders of the depositary shares will have the right to require redemption.

Sinking Fund:	Not applicable

Listing:	None

CUSIP/ISIN:	025816 CH0 / US025816CH00

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Barclays Capital Inc. HSBC Securities (USA) Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	Lloyds Securities Inc. MUFG Securities Americas Inc. NatWest Markets Securities Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Junior Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

*Note: An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the depositary shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus dated February 12, 2021) and a preliminary prospectus supplement, dated July 27, 2021, with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Citigroup Global Markets Inc. by calling (800) 831-9146; Credit Suisse Securities (USA) LLC by calling (800) 221-1037; Barclays Capital Inc. by calling (888) 603-5847; HSBC Securities (USA) Inc. by calling (866) 811-8049; RBC Capital Markets, LLC by calling (866) 375-6829; and Wells Fargo Securities, LLC by calling (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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